SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELESP HOLDING COMPANY
TABLE OF CONTENTS

Item

1.	Valuation report of net assets at book value
2.	Protocol of Merger and Instrument of Justification of Vivo Participações S.A.into Telecomunicações de São Paulo S.A. – Telesp

Valuation report of net assets at book value

The
Board of Directors and Shareholders
Vivo Participações S.A.

1.   Specialized firm and technical responsible

Ernst & Young Terco Auditores Independentes S.S. (Ernst & Young Terco), a firm located in the city of São Paulo, at Av. Juscelino Kubitschek, 1830, Tower I – 8th floor, Itaim Bibi, CEP: 04543-900, registered with the National Corporate Entities’ Registry under CNPJ/MF No. 61.366.936/0001-25, originally enrolled with the São Paulo State Regional Accounting Council under CRC 2SP015199/O-6, with its Articles of Organization filed with the 1st Registry of Deeds and Documents and Civil Registry of Legal Entities of São Paulo under No. 122.272 on August 9, 1989, the last amendment of which, dated June 27, 2011, is registered in microfilm under No. 379394, on September 01, 2011, herein represented by the undersigned partner, Mr. DRAYTON TEIXEIRA DE MELO, Brazilian, married, accountant, bearer of Identity Card RG No. 2.974.800 SSP/PE, enrolled with the São Paulo Regional Accounting Council under CRC No. 1SP236947/O-3 and with the Individual Taxpayers’ Registry under CPF/MF No. 515.710.054-04, domiciled in the city of São Paulo-SP, at Av. Juscelino Kubitschek, 1830, Tower I, 8th floor, with same office address as the represented party, hereby designated as valuation expert by VIVO PARTICIPAÇÕES S.A. (“Vivo Part.” or “Company”) to conduct the valuation of net assets at book value as of August 31, 2011, summarized in Attachment I, in accordance with accounting practices adopted in Brazil, presents hereinafter the result of the work performed.

2.   Valuation objective

Valuation report of net assets at book value as of August 31, 2011 of VIVO PARTICIPAÇÕES S.A. to be used in the merger of Vivo Part. into Telecomunicações de São Paulo S.A. – TELESP.

3.   Work scope

       The valuation report of net assets at book value is being issued in connection with the audit of the balance sheet as of August 31, 2011, prepared under the responsibility of Company’s management.

       We conducted our examination in accordance with generally accepted auditing standards in Brazil which comprised, among other procedures: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts disclosed; and (c) an assessment of the accounting practices used and significant estimates made by Company’s management.

4.   Conclusion

       Based on the work performed, we conclude that the value of the net assets at book value of VIVO PARTICIPAÇÕES S.A., as per balance sheet as of August 31, 2011, summarized in Attachment I, amounts to R$10.293.315.101,48 (ten billion, two hundred and ninety three million, three hundred and fifteen thousand, one hundred and one reais and fourty eight cents), accounted for in the book records, in accordance with the accounting practices adopted in Brazil.

5.   Information and clarification regarding professional independence and conflicts of interest

In compliance with the requirements of the Brazilian Securities and Exchange Commission (CVM), we inform the following:

(a)  according to professional standards established by the National Association of State Boards of Accountancy (CFC), we are not aware of any conflicts of interest, whether direct or indirect, or of any other circumstances that could represent a conflict of interest in connection with the services provided by us, described above; and

(b)  we are not aware of any action by the Parent Company or by Company’s management with the objective of biasing, restricting, hampering or committing any acts that have or could have impaired access, use or knowledge related to information, assets, documents or work methodologies that are significant to the quality of the respective conclusions.

São Paulo, September 12, 2011.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-6

Drayton Teixeira de Melo
Accountant CRC 1SP236947/O-3

Attachment I to valuation report of net assets at book value

Balance sheet of Vivo Participações S.A. as of August 31, 2011	Determined assets and liabilities of the branch of Vivo Participações S.A. in the State of Minas Gerais, extracted from the balance sheet of Vivo Participações S.A. as of August 31, 2011
ASSETS		
CURRENT		
Cash and equivalents	480.268.941,34	757.222,04
Trade accounts receivable, net	303.988.708,72	303.988.708,72
Inventories	33.053.819,41	33.053.819,41
Interest on own capital and dividends	1.211.907.279,84	-
Recoverable taxes	92.288.445,64	61.567.994,16
Prepaid expenses	42.322.382,68	41.773.122,02
Escrow deposits, blockages and contract collateral	9.001.498,66	-
Other assets	14.612.519,86	12.565.318,77
Total current assets	**2.187.443.596,15**	**453.706.185,12**
NON CURRENT		
Long term portion of investments pledged as collateral	3.664.603,49	-
Deferred and recoverable taxes	872.285.041,17	80.668.006,81
Derivative contracts	12.629.663,22	-
Prepaid expenses	6.249.187,81	5.422.089,31
Escrow deposits, blockages and contract collateral	796.269.905,13	-
Other assets	123.015,23	103.625,00
Investments	7.535.222.543,49	-
Property, plant and equipment, net, comprised of:	677.298.569,54	677.298.569,54
Property and land	8.426.346,29	8.426.346,29
Other property, plant and equipment	668.872.223,25	668.872.223,25
Intangible assets, net	2.142.615.533,27	167.854.203,64
Total non current assets	**12.046.358.062,35**	**931.346.494,30**
Total assets	**14.233.801.658,50**	**1.385.052.679,42**
LIABILITIES		
CURRENT		
Payroll and related accruals	21.781.435,68	21.781.435,68
Trade accounts payable	371.072.986,95	368.684.374,90
Taxes payable	33.588.779,86	9.038.533,35
Loans, financing and debentures	42.997.647,34	1.113.543,37
Derivative contracts	3.575.253,16	-
Interest on own capital and dividends	1.221.297.961,29	-
Provisions	14.933.321,58	-
Deferred revenues	59.522.559,65	59.522.559,65
Debits with related parties	1.350,00	1.350,00
Reverse stock split	203.139.993,82	-
Total current liabilities	**1.971.911.289,33**	**460.141.796,95**
NON CURRENT		
Taxes payable	990.859.788,58	21.898.490,65
Loans, financing and debentures	908.615.120,40	22.674.849,63
Derivative contracts	4.770.613,12	-
Provisions	60.409.698,24	43.708.139,41
Deferred revenues	3.598.895,88	3.598.895,88
Other liabilities	321.151,47	-
Total non current liabilities	**1.968.575.267,69**	**91.880.375,57**
NET ASSETS AT BOOK VALUE	**10.293.315.101,48**	**833.030.506,90**

Protocol of Merger and
Instrument of Justification of

Vivo Participações S.A.

into

Telecomunicações de São Paulo S.A. – Telesp

By this private instrument, the parties described below, by their Officers, in witness thereof, enter this Protocol of Merger and Instrument of Justification (“Protocol”), in accordance with articles 224, 225 and 226 of Law N. 6.404, dated as of December 15, 1976 (“Brazilian Corporate Law”), observing the applicable provisions of Instruction N. 319 of December 12, 1999, issued by the Brazilian Securities Exchange Commission – Comissão de Valores Modiliários (“CVM”).

(a)        Telecomunicações de São Paulo S.A. – Telesp, publicly-held Corporation, incorporated in accordance with the Brazilian laws, headquartered in the City of São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851, enrolled with CNPJ/MF under No. 02.558.157/0001-62, hereby represented, in the terms of its By-laws, (“Telesp”);

(b)       Vivo Participações S.A., publicly-held Corporation, headquartered at Av. Roque Petroni Junior, n° 1464, in the City of São Paulo, State of São Paulo, enrolled with CNPJ/MF under No. 02.558.074/0001-73, hereby represented, in the terms of its By Laws (“Vivo Part.”);

being Telesp and Vivo Part., jointly referred to as “Parties” or “Companies”;

and as Intervening Party,

(c)        Vivo S.A., closely-held Corporation, headquartered at Av. Higienópolis, n° 1.365, in the City of Londrina, State of Paraná, enrolled with CNPJ/MF under N. 02.449.992/0001-64, hereby represented, in the terms of its By Laws (“Vivo”), wholly-owned subsidiary of Vivo Part.

1.         Justification.

WHEREAS on April 27, 2011, the extraordinary general meetings of each Party have approved a corporate restructuring which consisted of the merger into Telesp of the totality of shares of Vivo Part., with Vivo Part. becoming a wholly-owned subsidiary of Telesp, entitling to the shareholders of Vivo Part. new shares of Telesp;

WHEREAS the merger of shares of Vivo Part. into Telesp aimed at the consolidation of the shareholding base of Telesp and Vivo Part., as well as the simplification of the corporate structures of the Companies, both until then publicly held and listed in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and with American Depositary Receipts (“ADRs”) traded in the United States of America, providing its respective shareholders the  the participation in a sole company with shares traded both in Brazilian and abroad markets, rationalizing the cost structure of the Companies;

WHEREAS as disclosed in the Notice of Material Fact dated as of March 25, 2011, the Parties would consider studies regarding the possibility of continuation of the Companies’ structure simplification process;

WHEREAS Telesp is a concessionaire of Commuted Fixed Telephony Services (STFC) in the modality of Local and Toll Carrier in several regions and that Vivo Part. currently is a company which holds the authorization for Mobile Cellular Services (“SMP”) in State of Minas Gerais territories (Region I of PGA) and, in its turn, Vivo, a wholly-owned subsidiary of Vivo Part., holds the other activities and authorization of SMP rendering of services in other regions; and

WHEREAS, after studies made, the Parties understand that the continuity of the corporate structure simplification process of the Companies, which currently hold different administrative structure, in order to reduce administrative and operational costs, should involve (i) the concentration of the authorizations for the SMP services (currently held by Vivo Part. and its wholly-owned subsidiary Vivo), in a sole company (Vivo), consolidating the activities and the Authorization Terms for the Exploration of SMP in a sole company followed by the (ii) merger of Vivo Part. into Telesp’s net worth.

The Parties understand that the merger of Vivo Part. into Telesp, as per the terms of this Protocol, preceded by the contribution of the commercial establishments, including the assets and rights related to the SMP rendering of services, as well as the authorizations for the SMP rendering of services (currently held by the Company) in the State of Minas Gerais (“MG Assets and Rights”) on the Reference Date, as defined below, to Vivo, such as described in the Notice of Material Fact dated as of June 14, 2011, is justified, as it will provide the administrative and operational costs reduction, as well as it will also facilitate the consolidation, standardization and rationalization of the management of the Companies, and will favor the business integration and synergy generation therefrom.

2.         Capital Stock of Telesp and Vivo Part.

2.1.      Telesp Capital Stock: The capital stock subscribed and paid-in of Telesp currently amounts to R$ 37,798,109,745.03 (thirty seven billion, seven hundred ninety eight million, one hundred and nine thousand, seven hundred forty five reais and three cents), divided into 1,125,601,930 shares, being 381,587,111 common shares and 744,014,819 preferred shares, book-entry and without par value.

2.2.      Vivo Part. Capital Stock: The capital stock subscribed and paid-in of Vivo Part. currently amounts to R$ 8,780,150,322.86 (eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty two reais and eighty six cents), divided into 400,713,827 shares, being 137,269,188 common shares and 263,444,639 preferred shares, book-entry and without par value.

3.         Merger, Valuation and Merged Company Net Worth.

3.1.      Reference Date and Valuation: by the merger of Vivo Part., the net worth of Vivo Part. shall be transferred to Telesp. The net worth of Vivo Part. to be merged into Telesp was evaluated based on its book value, dated as of August 31, 2011 (“Reference Date”), according to the accounting practices adopted in Brazil. The Valuation Report of the net worth of Vivo Part. to be merged into Telesp, in accordance with article 227, of Brazilian Corporate Law, was prepared by Ernst & Young Terco Auditores Independentes S.S., enrolled with CNPJ/MF under N 61.366.936/0001-25, "ad referendum" of the shareholders of the Parties of this Protocol.

3.2.      Equity variation in Vivo Part. between the Reference Date of the transaction and the effectiveness of the merger, shall be absorbed by Telesp.

3.3.      Merged Company Capital and Shares: the net worth of Vivo Part. to be merged into Telesp evaluated in the amount of R$ 10,293,315,101.48 (ten billion, two hundred ninety three million, three hundred and fifteen thousand, one hundred and one reais and forty eight cents), is described and characterized in the Valuation Report.

3.4.      Merged Company Extinction: by the merger of Vivo Part. and the consequent transfer of its net worth to Telesp, Vivo Part. shall be extinguished in accordance with the article 227 of Brazilian Corporate Law, being the Administrators of Telesp responsible to carry out the registration and publication of this transaction documents.

3.5.      Merging Company Net Equity: the merger of Vivo Part. into Telesp, as described above, shall not cause a capital increase of the Merging Company, once Telesp has already accounted on its net worth Vivo Part. shares value, being not applicable the exchange of shares of non-controlling shareholders of the Merged Company by shares of the Merging Company.

4.         Merging company Shares, Exchange of Shares held by Vivo Part., Political and Equity Rights.

4.1.      Absence of Criteria in the Determining of the Exchange Ratio and Valuation: whereas Vivo Part. is currently a wholly-owned subsidiary of Telesp (with absence, therefore, of minority shareholders in Vivo Part.), the shares issued by Vivo Part. shall be canceled and the shares of Vivo held by Vivo Part. shall be transferred and held by Telesp.

4.2.      Absence of Exchange Ratio: whereas the absence of non-controlling shareholders of Vivo Part., once it is a wholly-owned subsidiary of Telesp, it is not applicable to establish an exchange ratio of shares of Vivo Part. non-controlling shareholders by shares of the Merging Company. Pursuant item 4.1 above, Telesp shall hold, directly, Vivo Shares, in the same quantity and nature and with the same rights of the shares previously held by Vivo Part., resulting from its extinction.

4.3.      Absence of net worth Valuation at market price for the purpose of Article 264 of Brazilian Corporate Law: whereas the current transaction of merger do not imply in capital increase of the Merging Company neither in amendment to the shareholding of its shareholders, once there are no Vivo Part. non-controlling shareholders, there is no exchange ratio, and  therefore, there are no non-controlling shareholders interest to be protected and right to withdraw regarding Vivo Part., and, therefore, in accordance with recent understandings of CVM already stated in similar queries and mentioned in Resolution CVM N. 559/08, the provision of the article 264 of Brazilian Corporate Law is not applicable.

5.         Other Applicable Conditions.

5.1.      Corporate Acts: Extraordinary General Shareholders Meetings of Vivo Part. and Telesp will be held for the analysis and resolution regarding the transaction contemplated in this Protocol.

5.2.      Absence of Right to Withdraw: as above referred, right to dissent and the exercise of right to withdraw of Vivo Part. non-controlling shareholders, as provided in the articles 136, item (ix) and 137 of Brazilian Corporate Law, are not applicable.

5.3.      Succession: the Merging Company shall succeed Vivo Part. in all its rights and obligations, being jointly liable for Vivo Part. obligations pursuant to the provisions of articles 227 and 232 of Brazilian Corporate Law..

5.3.1    Vivo Capitalization prior to the Merger. Prior to the merger of Vivo Part. into Telesp, MG Assets and Rights evaluated on the Reference Date shall be contributed by Vivo Part. in Vivo capital increase. Whereas the capital increase shall occur immediately before the merger and, after the Reference Date, Vivo Part. may have receivable and/or payable accounts, however related to the commercial establishments, including assets, rights and obligations transferred to Vivo by the time of its capital increase, after the merger of Vivo Part. into Telesp, Telesp, as successor of Vivo Part., shall credit to Vivo and Vivo shall pay to Telesp (as applicable) the equity variation  related to the net assets contributed by Vivo Part. to Vivo, in such a manner that the capital increase calculated according to Vivo Part. net assets to be contributed to Vivo on the Reference Date will not be altered. In addition, the the appraisal of Vivo Part. net worth for the purpose of its merger into Telesp will not be amended in view of the contribution of a portion of Vivo Part. net assets to Vivo, once Vivo net worth value is reflected into Vivo Part. net worth value.

5.4.      Authorization. Without prejudice of item 3.4. of this Protocol, once the merger of Vivo Part. is approved, the Officers of the Merging Company shall be responsible for and authorized to take the necessary measures for the implementation of the terms and conditions agreed upon this Protocol, as set forth in the applicable legislation.

5.5.      Prior Approval of ANATEL. This merger of Vivo Part. and its extinction was submitted to the prior analysis and approval of the National Telecommunications Agency – ANATEL, which has approved it in the terms of the Act N. 5,703, dated as of August 16, 2011, published in the Official Daily Government Newspaper (DOU) on August 18, 2011.

5.6.      Jurisdiction. For all matter arising out of this Protocol, the parties elect the jurisdiction of the Capital City of the State of São Paulo.

And, in witness whereof, the Parties execute this instrument in 06 (six) counterparts of same content and for the same effect, in the presence of the undersigned witnesses.

São Paulo, September 13, 2011.

Vivo Participações S.A.

_____________________________	_____________________________

Telecomunicações de São Paulo S.A. – Telesp

_____________________________	_____________________________

Vivo S.A.

_____________________________	_____________________________

Witnessess:

1. ______________________________

2. _______________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date:	September 13, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director